EXHIBIT 99.2

SECOND AMENDING AGREEMENT DATED AS OF DECEMBER 21, 2018

TO THE RESTATED CREDIT AGREEMENT DATED AS OF OCTOBER 5, 2017

AMONG

MAXAR TECHNOLOGIES LTD.

as Borrower

– and –

ROYAL BANK OF CANADA

as Administrative Agent

– and –

ROYAL BANK OF CANADA

as Collateral Agent

– and –

THE LENDERS FROM TIME TO TIME PARTY THERETO

as Lenders

SECOND AMENDING AGREEMENT

THIS AGREEMENT dated as of December 21, 2018.

BETWEEN:

MAXAR TECHNOLOGIES LTD., a corporation incorporated under the Canada Business Corporations Act and continued into the Province of British Columbia under the Business Corporations Act (British Columbia) and formerly named MacDonald, Dettwiler and Associates Ltd. (hereinafter referred to as the “Borrower”)

OF THE FIRST PART

‑ and -

ROYAL BANK OF CANADA, a Canadian chartered bank, in its capacity as administrative agent of the Lenders (hereinafter referred to as the “Administrative Agent”)

OF THE SECOND PART

‑ and -

EACH PERSON IDENTIFIED ON THE SIGNATURE PAGES HEREOF AS A “PRO RATA LENDER” (hereinafter collectively referred to as the “Pro Rata Lenders” and sometimes individually referred to as a “Pro Rata Lender”)

OF THE THIRD PART

WHEREAS the Borrower, the Agents and the Pro Rata Lenders are certain of the parties to the Credit Agreement;

AND WHEREAS, the Pro Rata Lenders named on the signature pages hereto (which collectively constitute the Required Pro Rata Lenders) have agreed to certain conditional amendments on the terms and conditions set forth herein;

NOW THEREFORE in consideration of the covenants and agreements herein contained and other good and valuable consideration, the receipt and sufficiency of which are hereby conclusively acknowledged by each of the parties hereto, the parties hereto covenant and agree as follows:

1.	INTERPRETATION

1.1        In this Agreement (including the recitals hereto), unless something in the subject matter or context is inconsistent therewith:

“Agreement” means this Second Amending Agreement;

“Amendment Effective Date” means the first date on which all of the conditions precedent set forth in Section 4.1 have been satisfied or waived by the Administrative Agent in accordance with Section 4.2;

“Conditional Amendments” means the amendments set forth in Section 2.1;

“Covenant Relief Conditions” means the conditions set forth in Section 3.1;

“Covenant Relief Period” means the period commencing on the Amendment Effective Date and ending on the Covenant Relief Termination Date;

“Covenant Relief Termination Date” means the earliest of (a) the date on which the Borrower notifies the Administrative Agent in writing that the Borrower has elected to terminate the Covenant Relief Period (which notice will be irrevocable), (b) the first date on which the Borrower or any Designated Subsidiary fails to comply with any of the Covenant Relief Conditions, and (c) the latest of (i) the Revolving Facility Maturity Date, (ii) the Operating Facility Maturity Date and (iii) the Initial Term A Maturity Date;

“Credit Agreement” means that certain Restated Credit Agreement dated as of October 5, 2017, among the Borrower as borrower, the Agents and the Lenders, as amended by that certain First Amending Agreement dated as of December 21, 2018, among the Borrower as borrower and the Administrative Agent;

“Dissenting Shareholder Lawsuit” means the appraisal action of Edenbrook Capital filed with the Court of Chancery in Delaware, pursuant to which Edenbrook Capital has claimed that, in connection with the DigitalGlobe Acquisition, the Borrower did not provide fair consideration for certain shares previously held by Edenbrook Capital in DigitalGlobe,  Inc; and

“Legion X Program” means DigitalGlobe’s (and its Affliates’) program for the construction of certain high-resolution earth imaging satellites, to be launched in 2021 by SpaceX’s Falcon 9 rockets.

1.2        Capitalized terms used herein without express definition shall have the same meanings herein as are ascribed thereto in the Credit Agreement.

1.3        The division of this Agreement into Sections and the insertion of headings are for convenience of reference only and shall not affect the construction or interpretation of this Agreement. The terms “this Agreement”, “hereof”, “hereunder” and similar expressions refer to this Agreement and not to any particular Section or other portion hereof and include any agreements supplemental hereto. Unless expressly indicated otherwise, all references to “Section” or “Sections” are intended to refer to a Section or Sections of the Credit Agreement.

2.	CONDITIONAL AMENDMENTS

2.1        During the Covenant Relief Period, the following amendments shall apply:

(a)

upon any determination by the Borrower to maintain its accounts in accordance with US GAAP pursuant to Section 1.3 of the Credit Agreement, the following additional addbacks shall be permitted under part (a) of the definition of “Adjusted EBITDA” in Section 1.1 of the Credit Agreement (but only for the purpose of calculating the Borrower’s compliance with the Financial Covenants and not for the purpose of determining the Applicable Margin or any other purpose):

(i)	development, including technology, and other research costs and expenses; and
(ii)	proceeds of investment tax credits received during the applicable period (to the extent not reflected as revenue or income in such period);

(a)	Section 10.2(11)(a) of the Credit Agreement shall be deleted in its entirety and replaced with the following:

“(a)        the Consolidated Debt Leverage Ratio to exceed (i) 5.50:1.00 as at the end of each Financial Quarter ending up to and including December 31, 2018, (ii) 6.00:1.00 as at the end of each Financial Quarter ending on or after March 31, 2019 and up to and including September 30, 2020, and (iii) 5.50:1.00 as at the end of each Financial Quarter ending on or after December 31, 2020; provided that immediately following any disposition by the Borrower or its Affiliates of SS/L, each such ratio for all subsequent Financial Quarters shall be automatically reduced by 0.75:1.00; or”; and

(b)	the table set forth in Schedule 8 of the Credit Agreement shall be deleted in its entirety and replaced with the following:

Level	Consolidated Debt Leverage Ratio	BA Stamping Fee, CDOR Rate, Adjusted LIBOR Margin and L/C Fee	Canadian Prime and ABR Loan Margin	Standby Fees
I	< 1.5	120	20	24
II	> 1.5 < 2.0	145	45	29
III	> 2.0 < 2.5	170	70	34
IV	> 2.5 <3.0	200	100	40
V	>3.0 <3.5	225	125	45
VI	>3.5 ≤4.0	250	150	50
VII	>4.0 ≤ 5.0	300	200	60
VIII	>5.0	350	250	70

2.2        On the Covenant Relief Termination Date, all of the Conditional Amendments shall immediately terminate and cease to have any further force or effect and at all times thereafter the Credit Agreement shall be construed as if the Conditional Amendments had never been made; provided that, for certainty, any actions or circumstances relating to the MDA Parties that occurred during the Covenant Relief Period and were expressly permitted by the Conditional Amendments shall be deemed to have occurred in compliance with the Credit Agreement notwithstanding the termination of the Conditional Amendments.

2.3        If the First Lien Debt Leverage Ratio for the Financial Quarter ending June 30, 2019 equals or exceeds 4.00: 1.00, the Borrower agrees to pay an incremental upfront fee to the Administrative Agent for the account of the consenting Pro Rata Lenders in an amount equal to 10 bps of the aggregate Commitments of such consenting Pro Rata Lenders under the Pro Rata Facilities, such fee to be payable on or before August 15, 2019.

3.	COVENANT RELIEF CONDITIONS

3.1        The following are the Covenant Relief Conditions that the Borrower has agreed to voluntarily comply with during the Covenant Relief Period:

(a)

in addition to any mandatory prepayment that is required by Section 2.3(1)(a) of the Credit Agreement (and without duplication of any such mandatory prepayment), within ten Business Days after the occurrence of any Asset Sale Prepayment Event (as defined below) the Borrower shall make an optional prepayment of the Term Facilities under Section 2.4(2) of the Credit Agreement (for allocation in a manner consistent with Section 2.3(2) of the Credit Agreement) in an amount equal to the mandatory prepayment that would have been required to be made by the Borrower under such Section 2.3(1)(a) if the definition of “Asset Sale Prepayment Event” read as follows:

““Asset Sale Prepayment Event” means (x) any Asset Sale and/or (y) any disposition of assets contemplated by paragraph (j) or (to the extent outside of the ordinary course of business) (m) of the definition of “Permitted Disposition”; provided that the Borrower shall not be obligated to make any prepayment to the extent the Fair Market Value of the assets disposed of does not exceed (i) US$10 million in the case of any single disposition or series of related dispositions or (ii) US$50 million on a cumulative basis for all dispositions made after the Amendment Effective Date (excluding, in the case of this part (ii), any disposition where the Fair Market Value of the assets disposed of is less than US$1 million); provided further that to the extent the net cash proceeds of any Asset Sale or other applicable disposition are used to voluntarily prepay Term Loans pursuant to Section 2.4, the Fair Market Value of such Asset Sale or other applicable disposition shall not be counted against the foregoing limitations.”;

(b)

notwithstanding Section 10.2(9) of the Credit Agreement, the Borrower shall not (i) increase the amount of its common share dividend (on a per share basis) from the amount of such common share dividend (on a per share basis) most recently paid by the Borrower prior to the Amendment Effective Date, or (ii) pay, or permit any Designated Subsidiary to pay, any special dividend or other special Distribution not in the ordinary course of business, or effect any share buyback or similar form of capital return, in each case to holders of Equity Interests in the Borrower (excluding any Distributions which are wholly payable in Qualified Equity Interests or which are wholly paid in order to settle the Dissenting Shareholder Lawsuit);

(c)

notwithstanding Section 10.2(12) of the Credit Agreement, the Borrower shall not, and shall not permit any Designated Subsidiary to, make any Acquisition if, after the making of such Acquisition, the aggregate cash consideration paid by the Borrower and its Designated Subsidiaries for all such Acquisitions made after the Amendment Effective Date would exceed the sum of (i) US$150 million plus (ii) the aggregate net cash proceeds received the Borrower from the issuance of Qualified Equity Interests after the Amendment Effective Date (but only if and to the extent that the specified use of proceeds from each such issuance is to fund all or part of any such Acquisition or any costs related to such Acquisition); and

(d)

notwithstanding Section 10.2(1) of the Credit Agreement, the Borrower shall not, and shall not permit any Designated Subsidiary to, create, incur, issue, assume, Guarantee or otherwise become liable for, or permit to exist, contingently or otherwise, any Debt, other than the following:

(i)	Debt under the Credit Facilities (excluding any Incremental Facilities);
(ii)	Debt owing by an MDA Party to another MDA Party;
(iii)

(x) Purchase Money Obligations and Capital Lease Obligations and any Refinancing Debt in respect thereof in an aggregate outstanding principal amount not to exceed the greater of US$150 million and 2.5% of Consolidated Total Assets and (y) Attributable Debt arising in connection with a sale-leaseback transaction (subject to compliance with Section 3.1(a) above));

(iv)

Debt incurred in connection with letters of credit Guaranteed or insured by EDC where such Debt is not yet due or owing and such letters of credit have been issued as assurance of performance or obligations (except other Debt) in the ordinary course of business;

(v)

(x) Debt in existence on the Amendment Effective Date, (y) Debt incurred for the purpose of implementing the Re-Domicile Reorganization and (z) any Refinancing Debt in respect of any of Debt referred to in (x) and (y);

(vi)

(x) Cash Management Obligations and (y) Debt incurred by any MDA Party in respect of netting services, overdraft protections and similar arrangements in each case in connection with cash management and deposit accounts;

(vii)

Ordinary Course Debt and Debt related to the deferred price of property or services pursuant to the Legion X Program in an aggregate amount of not more than US$400 million; provided that any payments in respect of such deferred price made by the MDA Parties do not exceed an aggregate amount of US$40 million in any Financial Year;

(viii)	Refinancing Facilities and Refinancing Notes and, in each case, any Refinancing Debt in respect thereof;
(ix)	other Debt in an aggregate principal amount at any time outstanding not to exceed the greater of US$150 million and 2.5% of Consolidated Total Assets;
(x)	Guarantees of any Debt described in paragraphs (i) through (ix) above; and
(xi)	all premiums (if any), interest (including post-petition interest), fees, expenses, charges and additional or contingent interest on any Debt described in paragraphs (i) through (x) above.

3.2        The Borrower shall promptly notify the Administrative Agent in writing if the Borrower or any Designated Subsidiary fails to comply with any of the Covenant Relief Conditions during the Covenant Relief Period.

4.	CONDITIONS PRECEDENT TO EFFECTIVENESS

4.1        This Agreement shall only become effective upon receipt by the Administrative Agent of the following:

(a)	a copy of this Agreement, executed by (i) the Borrower, (ii) the Administrative Agent, and (iii) the Required Pro Rata Lenders; and
(b)

payment of all fees previously agreed in writing by the Borrower to be payable on the Amendment Effective Date, together with an upfront fee of 15 bps of the aggregate Commitments of the consenting Pro Rata Lenders under the Pro Rata Facilities for the account of such consenting Pro Rata Lenders.

4.2        All conditions precedent in Section 4.1 of this Agreement are solely for the benefit of the Administrative Agent and the Pro Rata Lenders, and no other Person shall have standing to require satisfaction or fulfilment of any condition precedent or that it be otherwise met and no other Person shall be deemed to be a beneficiary of any such condition, any and all of which may be freely waived in whole or in part by the Administrative Agent at any time the Administrative Agent deems it advisable to do so in its sole discretion.

5.	REPRESENTATIONS AND WARRANTIES

5.1        On the date hereof and on the Amendment Effective Date, the Borrower represents and warrants to the Agents and the Pro Rata Lenders that all representations and warranties set forth in Article 7 of the Credit

Agreement (except those expressed to be made as of any specific date) are true and accurate in all material respects on the date hereof and on the Amendment Effective Date, as applicable; provided that any representation and warranty that is qualified as to “materiality”, “material adverse effect” or similar language shall be true and correct in all respects (after giving effect to any such qualification therein).

5.2        The representations and warranties in Section 5.1 of this Agreement shall survive the execution and delivery of this Agreement, notwithstanding any investigations or examinations which may be made by or on behalf of the Administrative Agent or the Pro Rata Lenders. Such representations and warranties shall survive until the Credit Agreement has been terminated.

6.	CONFIRMATION OF CREDIT AGREEMENT AND OTHER DOCUMENTS

The Credit Agreement and all covenants, terms and provisions thereof shall, subject to the provisions of this Agreement, be and continue to be in full force and effect.

7.	MISCELLANEOUS

7.1        This Agreement shall be governed by and construed in accordance with the Laws of the State of New York and the Laws of the United States of America applicable therein.

7.2        The parties hereto shall from time to time do all such further acts and things and execute and deliver all such documents as are required in order to effect the full intent of and fully perform and carry out the terms of this Agreement.

7.3        This Agreement may be executed in any number of counterparts, including by way of facsimile or PDF, each of which shall be deemed to be an original and all of which taken together shall be deemed to constitute one and the same instrument.

7.4        This Agreement shall constitute a Credit Facility Document for the purposes of the Credit Agreement.

[Remainder of page intentionally left blank]

IN WITNESS WHEREOF the parties hereto have executed this Agreement as of the date first written above.

MAXAR TECHNOLOGIES LTD., as Borrower
By:	/s/ Michelle Kley
Name: Michelle Kley
Title: Senior Vice President, General Counsel and Secretary

This page is attached to and forms part of the Second Amending Agreement to the Restated Credit Agreement dated of October 5, 2017, among Maxar Technologies Ltd., as Borrower, each of the Lenders, and Royal Bank of Canada, as Administrative Agent and Collateral Agent.

ADMINISTRATIVE AGENT:	ROYAL BANK OF CANADA
	By:	/s/ Helena Sadowski
Name: Helena Sadowski Title: Manager, Agency

This page is attached to and forms part of the Second Amending Agreement to the Restated Credit Agreement dated of October 5, 2017, among Maxar Technologies Ltd., as Borrower, each of the Lenders, and Royal Bank of Canada, as Administrative Agent and Collateral Agent.

LENDERS:	ROYAL BANK OF CANADA
	By:	/s/ Tim J. VandeGriend
Name: Tim J. VandeGriend Title: Authorized Signatory

	By:	/s/ Jennifer Lee-You
Name: Jennifer Lee-You Title: Attorney-In-Fact (NY)

This page is attached to and forms part of the Second Amending Agreement to the Restated Credit Agreement dated of October 5, 2017, among Maxar Technologies Ltd., as Borrower, each of the Lenders, and Royal Bank of Canada, as Administrative Agent and Collateral Agent.

Bank of America, N.A., as Pro Rata Lender
By:	/s/ Andrew Wulff
Name: Andrew Wulff
Title: Vice President

This page is attached to and forms part of the Second Amending Agreement to the Restated Credit Agreement dated of October 5, 2017, among Maxar Technologies Ltd., as Borrower, each of the Lenders, and Royal Bank of Canada, as Administrative Agent and Collateral Agent.

Bank of Montreal, as Pro Rata Lender
By:	/s/ Ben Roagh
Name: Ben Roagh
Title: Director

This page is attached to and forms part of the Second Amending Agreement to the Restated Credit Agreement dated of October 5, 2017, among Maxar Technologies Ltd., as Borrower, each of the Lenders, and Royal Bank of Canada, as Administrative Agent and Collateral Agent.

Canadian Imperial Bank of Commerce, New York Branch, as Pro Rata Lender
By:	/s/ Andrew R. Campbell
Name: Andrew R. Campbell
Title: Authorized Signatory
By:	/s/ Melissa E. Brown
Name: Melissa E. Brown Title: Authorized Signatory

This page is attached to and forms part of the Second Amending Agreement to the Restated Credit Agreement dated of October 5, 2017, among Maxar Technologies Ltd., as Borrower, each of the Lenders, and Royal Bank of Canada, as Administrative Agent and Collateral Agent.

Wells Fargo Bank, N.A., as Pro Rata Lender
By:	/s/ David Chylinski
Name: David Chylinski
Title: VP

This page is attached to and forms part of the Second Amending Agreement to the Restated Credit Agreement dated of October 5, 2017, among Maxar Technologies Ltd., as Borrower, each of the Lenders, and Royal Bank of Canada, as Administrative Agent and Collateral Agent.

HSBC Bank USA, N.A.

By:/s/ Frederic Fournier

Name: Frederic Fournier

Title: Senior Vice President

This page is attached to and forms part of the Second Amending Agreement to the Restated Credit Agreement dated of October 5, 2017, among Maxar Technologies Ltd., as Borrower, each of the Lenders, and Royal Bank of Canada, as Administrative Agent and Collateral Agent.

The Bank of Nova Scotia, Houston Branch, as Pro Rata Lender

By:/s/ Alfredo Brahim

Name: Alfredo Brahim

Title: Director

This page is attached to and forms part of the Second Amending Agreement to the Restated Credit Agreement dated of October 5, 2017, among Maxar Technologies Ltd., as Borrower, each of the Lenders, and Royal Bank of Canada, as Administrative Agent and Collateral Agent.

The Toronto-Dominion Bank, New York Branch, as Pro Rata Lender

By:/s/ Maria Macchiaroli

Name: Maria Macchiaroli

Title: Authorized Signatory

This page is attached to and forms part of the Second Amending Agreement to the Restated Credit Agreement dated of October 5, 2017, among Maxar Technologies Ltd., as Borrower, each of the Lenders, and Royal Bank of Canada, as Administrative Agent and Collateral Agent.

National Bank of Canada, as Pro Rata Lender

By:/s/ David Sellitto

Name: David Sellito

Title: Director

By:/s/ David Torrey

Name: David Torrey

Title: Managing Director

This page is attached to and forms part of the Second Amending Agreement to the Restated Credit Agreement dated of October 5, 2017, among Maxar Technologies Ltd., as Borrower, each of the Lenders, and Royal Bank of Canada, as Administrative Agent and Collateral Agent.

MUFG Bank, Ltd., as Pro Rata Lender

By:/s/ Dominic Yung

Name: Dominic Yung

Title: Director

This page is attached to and forms part of the Second Amending Agreement to the Restated Credit Agreement dated of October 5, 2017, among Maxar Technologies Ltd., as Borrower, each of the Lenders, and Royal Bank of Canada, as Administrative Agent and Collateral Agent.

Sumitomo Mitsui Banking Corporation, as Pro Rata Lender

By:/s/ Katsuyuki Kudo

Name: Katsuyuki Kudo

Title: Managing Director

This page is attached to and forms part of the Second Amending Agreement to the Restated Credit Agreement dated of October 5, 2017, among Maxar Technologies Ltd., as Borrower, each of the Lenders, and Royal Bank of Canada, as Administrative Agent and Collateral Agent.

ING Capital LLC, as Pro Rata Lender

By:/s/ Pim Rothweiler

Name: Pim Rothweiler

Title: Managing Director

By:/s/ Valtin Gallani

Name: Valtin Gallani

Title: Director

This page is attached to and forms part of the Second Amending Agreement in respect of the Restated Credit Agreement dated of October 5, 2017, among Maxar Technologies Ltd., as Borrower, each of the Lenders, and Royal Bank of Canada, as Administrative Agent and Collateral Agent.